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May 11, 2010

VIA EDGAR

Mark Webb
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Alliance Bancorp, Inc. of Pennsylvania
Annual Report on Form 10-K for the year ended December 31, 2009
File No. 001-33189

Dear Mr. Webb:

On behalf of Alliance Bancorp, Inc. of Pennsylvania (the “Company”), this is in response to the staff’s comments contained in a letter to Peter J. Meier, Chief Financial Officer of the Company, dated April 29, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  For the staff’s convenience, each comment is repeated and addressed seriatim below.

Item 10.  Directors, Executive Officers and Corporate Governance

Comment 1.   Please tell us the analysis behind the board’s conclusion that no disclosure is required pursuant to Item 402(s) of Regulation S-K.

Response:     Item 402(s) of Regulation S-K requires a narrative discussion of the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking initiatives if such policies and practices are reasonably likely to have a material adverse effect on the registrant.  The Compensation Committee of the Board of Directors has reviewed the Company’s policies and practices applicable to employees, including the Company’s benefit plans, arrangements and agreements, and does not believe that they are reasonably likely to have a material adverse effect on the Company.   The committee does not believe that the Company’s policies and practices encourage officers or employees to take unnecessary or excessive risks or encourage behavior focused on short-term results rather than the creation of long-term value.  Furthermore, the Company does not have any stock compensation plans or incentive plans which are based upon short-term results.

Mark Webb
Legal Branch Chief
May 11, 2010

Comment 2.      In future filings, please include the disclosure regarding consideration of diversity.  See Item 407(c)(2)(vi).

Response:     Page 11 of the Company’s definitive proxy statement dated March 25, 2010 for the meeting of stockholders held on April, 28, 2010 (the “Proxy Statement”), which was incorporated into Item 10 of the Company’s Annual Report on Form 10-K,  states that the charter of the Corporate Governance Committee of the Board of Directors sets forth certain criteria that the committee may consider when recommending individuals for nomination as director including ensuring that the board of directors, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as a “financial expert,” as that term is defined by the rules of the SEC),  local or community ties.  Although the committee considers diversity as one of the criteria for nominations for directors, the Company does not have a formal diversity policy and thus no further disclosure is required under Item 407 (c)(2)(vi) of Regulation S-K.  The Company will expand this discussion in future filings to make clear that is does not have a diversity policy unless and until it has adopted such a policy.

Item 13. Certain Relationships.

Comment 3.  Please confirm to us that the loans to management are made on substantially the same terms as those for comparable transactions with persons not affiliated with the bank, or amend to provide disclosure about such loans. In future filings, please track the relevant language provided in Item 403 of Regulation S-K.

Response:      The Company confirms that all loans made by Alliance Bank (the “Bank”) to the Company’s directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with the Bank and do not involve more than the normal risk of collectibility or present other unfavorable features.   In future filings, the language on page 19 of the Proxy Statement will make clear that all loans were made on these terms rather than state the Company’s policy in this regard and will track the language of Instruction 4.c. to Item 404(a) of Regulation S-K.  Further, the Company will disclose whether any of such loans are nonaccrual, past due, restructured or potential problems and provide the required disclosure if applicable.

*  *  * * *

Mark Webb
Legal Branch Chief
May 11, 2010

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (202) 719-1819.

Very truly yours,

/s/Kenneth B. Tabach

Kenneth B. Tabach

cc:        David Lyon
Peter J. Meier
Raymond Tiernan, Esq.